UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER

(Check One):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[X]	Form 10-Q	[ ] Form N-SAR

For Period Ended:	June 30, 2002

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Fairfield Manufacturing Company, Inc.

Full Name of Registrant

Former Name if Applicable

U.S. 52 South

Address of Principal Executive Office (Street and Number)

Lafayette, IN 47909

City, State and Zip Code

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]

(b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F,
11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Fairfield Manufacturing Company, Inc. (the "Company") will not be filing its Form 10-Q filing for the quarterly period ended June 30, 2002 on or prior to August 14, 2002.  The Company is currently negotiating an amendment to its senior debt agreement with its lender, General Electric Capital Corporation ("GECC").  The final arrangements of that amendment have not yet been finalized and cannot be before the normal filing date without unreasonable effort and expense.  The Company expects the debt amendment to be completed and executed within the extension period.  As such, the Company expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, August 14, 2002, and include in that filing the appropriate updated disclosures associated with its senior debt agreement.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard A. Bush	765	772-4000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X]	Yes	[ ]	No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]	Yes	[X]	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fairfield Manufacturing Company, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 13, 2002	By	/s/ Richard A. Bush

			Name:	Richard A. Bush
			Title:	Vice President and Chief Financial Officer